August 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (205) 264-0870

Mr. C. Dowd Ritter
Regions Financial Corp.
1900 Fifth Avenue North
Birmingham, Alabama 35203

      Re: Regions Financial Corp.
               Definitive 14A
               Filed March 19, 2007
               File No. 000-50831

Dear Mr. Ritter:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Independence, page 18

1. You discuss on page 19 that your board of directors considered certain transactions and affiliations involving your independent directors that it concluded did not impair your directors' independence. Please provide greater

detail so as to fully describe the nature of the transactions and affiliations. Please see Instruction 3 to Item 407(a) of Regulation S-K.

Compensation Discussion and Analysis, page 23

2. Please disclose the policies governing the allocation of current versus future, and cash versus equity, compensation. From a general standpoint, your disclosure in this regard should specifically analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your compensation program. Please ensure that the disclosure you provide under paragraph (b)(1) of Item 402 of Regulation S-K explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

3. We note in your disclosure that you measure compensation through individual performance yet we note minimal analysis or discussion of the effect individual performance has on specific compensation awards. Please revise to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. Refer to Item 402(b)(2)(vii) of Regulation S-K.

4. Please provide additional analysis about how you determined the amount of time-vested options and restricted stock awarded to the named executive officer. Although you provide some disclosure relating to general factors considered in awarding this form of compensation, please provide a more focused discussion that not only sets forth the amount of compensation awarded but also provides substantive analysis and insight into how the committee determined the specific payout amounts. For this and each element of your compensation program, please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

5. We note that you have not provided a complete quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation for the current fiscal year. Please disclose the specific targets and how your incentive awards are specifically structured

around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).

6. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. To the extent incentive amounts are determined based upon a historical review of the predictability of your performance objectives, please provide appropriate disclosure that addresses the relationship between historical and future achievement.

7. Please include a discussion of whether the board or the Compensation Committee can exercise discretion either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. If applicable, identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goals. See Item 402(b)(2)(vi) of Regulation S-K.

8. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note wide disparities in the compensation of Messrs. Moore, Ritter and Horsley compared to the other named executive officers. Given this, please provide a more detailed discussion of how and why their compensation differs from that of the other named executive officers, especially related to non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings and all other compensation. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.

Summary Compensation Table, page 40

9. We note that your named executive officers received large payments, such as those relating to change in control or non-equity split dollar life policies. There are several other items, namely the use of the corporate aircraft, that likely exceed $25,000 but which are not explained in detail. Please revise to disclose in your footnote your methodology for computing the aggregate incremental cost for

perquisites. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

2006 Grants of Plan-Based Awards, page 46

10. We note the heading in your column, "Multi-Year Opportunity Under…" Please revise the title of the column so that it is consistent with the Item 402(d) of Regulation S-K.

Potential Payments By Regions Upon Termination or Change-in-Control, page 56

11. Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(b)(1)(v) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel